March 24, 2020

Mr. Larry Spirgel

Office Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Miso Robotics, Inc.
Amendment No. 4 to Offering Statement on Form 1-A
Filed March 20, 2020
File No. 024-11112

Dear Mr. Spirgel,

On behalf of Miso Robotics, Inc., I hereby request qualification of the above-referenced offering statement at 11:00AM Eastern Time, on March 26, 2020, or as soon thereafter as practicable.

Sincerely,

/s/ Buck Jordan

Buck Jordan
Chief Executive Officer
Miso Robotics, Inc.

cc:  Andrew Stephenson

CrowdCheck Law LLP